[LETTERHEAD OF WIND RIVER]

July 26, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kathleen Collins
Accounting Branch Chief

Re:    Wind River Systems, Inc. (“Wind River”)

Form 10-K for the Fiscal Year ended January 31, 2007 filed on May 1, 2007

Forms 8-K filed on March 8, 2007 and May 31, 2007

File No. 001-33061

Dear Ms. Collins:

We refer to the comments of the Staff of the Securities and Exchange Commission set forth in the letter from the Staff dated July 6, 2007 in connection with the above-referenced filings.

We respectfully advise the Staff that, due to the close of our pending quarter end on July 31, 2007 and scheduling, we do not anticipate responding to the Staff’s comments until approximately August 10, 2007.

Thank you very much for your courtesy and cooperation in this matter. Please direct any questions or comments regarding this matter to the undersigned (510-749-2155) or to Linda Shih, Vice President, Legal Affairs (510-749-2158).

Sincerely,

/s/ Ian Halifax

Ian Halifax

Senior Vice President of Finance and Administration, Chief Financial Officer and Secretary